

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 17, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Eldad Yehiely
Chief Financial Officer
TopSpin Medical, Inc.
36 Rothschild Blvd.
Tel Aviv, Israel

> **Re:** **TopSpin Medical, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 333-144472**

Dear Mr. Yehiely:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 9A(T).  Controls and Procedures, page 60

1.      It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.  Refer to Item 308(T) of Regulation S-K.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please evaluate whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures at December 31, 2008.  In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

<u>Exhibits 31.1 and 31.2</u>

2.      We note that the certifications filed as Exhibits 31.1 and 31.2 in your December 31, 2008 Form 10-K and March 31, 2009 and June 30, 2009 Form 10-Qs do not include all of the introductory language of paragraph 4 required by Item 601(b)(31) of Regulation S-K. Please amend these filings to included revised certifications that provide all of the required statements.

3.      Additionally, we note that the identification of the certifying individual at the end of the certification required by Exchange Act Rule 13a-14(a) does not include the title of the certifying individual.  Along with the electronic signature, the identification of the certifying individual at the end of the certification should include the individual's title. Please revise the certifications to present this certification in the exact form as required by Item 601 of Regulation S-K.  This comment also applies to the certifications in Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.

*   *   *   *

As appropriate, please respond to these comments within 30 calendar days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.


Sincerely,


Lynn Dicker
Reviewing Accountant